02042438

SUPPL

MAYER
BROWN
ROWE
& MAW

1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

REB D. WHEELER
Direct Tel (212) 506-2414
Direct Fax (212) 849-5914
rwheeler@mayerbrownrowe.com

July 3, 2002

BY UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
JUL - 5 2002
WASH. D.C. 154 SECTION

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following materials, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated July 3, 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Sincerely,

Reb D. Wheeler

Encls (1)

dlw 7/12

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

17081858 02970609

News

SCHWARZ PHARMA

Antje Witte
Tel.: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
D-40789 Monheim
Internet: www.schwarzpharma.com

July 3 2002

SCHWARZ PHARMA 1:2 share split on July 15th 2002

On 15 May 2002, the Ordinary General Meeting decided a re-division of the share capital of SCHWARZ PHARMA AG. The entry in the commercial register was yesterday, July 2nd 2002. Each existing share of SCHWARZ PHARMA AG representing a portion of the share capital amounting to €2.60 will be replaced by two shares with a portion amounting to €1.30 each. This share split will be free of charge for SCHWARZ PHARMA shareholders.

This action will lead to a change in stock trading, with official listings at the stock exchanges in Duesseldorf and Frankfurt/Main. Listing of SCHWARZ PHARMA shares (security code no. 722 190) will be converted at a ratio of 1:2 with effect from July 15th 2002. From then on, the shares of SCHWARZ PHARMA AG will only be available as co-ownership shares in an all-share certificate.

The number of bearer shares will be doubled to 45.08 million; the number of shares outstanding will be increased to 43.988 million. The share split doubles the number of shares without providing the company with new funds. This measure aims to increase the liquidity of the share. The company's share capital will remain unchanged at € 58.604 million.

SCHWARZ PHARMA AG (HQ in Monheim, Germany) develops and markets innovative drugs for so far unsolved medical problems. Development is mainly centred in the neurological, urological and cardiovascular sectors. In 2001, Schwarz Pharma Group achieved sales of € 768 million, 70% of this in international markets outside Germany. By investing in research and development, the company is pressing ahead with the development of innovative treatments for diseases such as Parkinson's, epilepsy, neuropathic pain and incontinence. SCHWARZ PHARMA has a dynamic international presence, with subsidiaries in Europe, USA and Asia. Shares in SCHWARZ PHARMA AG are traded on the Frankfurt and Düsseldorf exchanges.

Contact: Antje Witte; Tel.: 02173-48-1866.

You can find further information on the Internet at www.schwarzpharma.com